# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Permian Basin Royalty Trust, CIK 0000319654
CUSIP: 714236106
Title of class of securities: Units of Beneficial Interest
Address of issuer's principal executive offices: C/O ARGENT TRUST COMPANY, 3838 OAK LAWN AVE., SUITE 1720, DALLAS, Texas (TX), 75219-4518
Date of event which requires filing of this statement: 10/15/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0001104659-25-098559
Filed by CIK 0001803391
Persons authorized to receive notices and communications: Eric L. Oliver, c/o SoftVest Advisors, LLC, 400 Pine Street, Suite 1010, Abilene, Texas (TX), 79601, (325) 677-6177

## Reporting persons
- SoftVest Advisors, LLC (CIK 0001803391): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 6,217,107; sole dispositive power 0; shared dispositive power 6,217,107; aggregate amount beneficially owned 6,217,107 (13.3% of the class)
  Comment: Percentage based on 46,608,796 Units of Beneficial Interest (as defined below) of the Issuer (as defined below) outstanding as reported in the Issuer's Form 10-Q filed with the SEC on August 13, 2025.
- SoftVest GP I, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 6,217,107; sole dispositive power 0; shared dispositive power 6,217,107; aggregate amount beneficially owned 6,217,107 (13.3% of the class)
  Comment: Percentage based on 46,608,796 Units of Beneficial Interest (as defined below) of the Issuer (as defined below) outstanding as reported in the Issuer's Form 10-Q filed with the SEC on August 13, 2025. SoftVest GP I, LLC is the general partner of, and may be deemed to beneficially own securities owned by, SoftVest, L.P.
- SoftVest, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 6,217,107; sole dispositive power 0; shared dispositive power 6,217,107; aggregate amount beneficially owned 6,217,107 (13.3% of the class)
  Comment: Percentage based on 46,608,796 Units of Beneficial Interest (as defined below) of the Issuer (as defined below) outstanding as reported in the Issuer's Form 10-Q filed with the SEC on August 13, 2025.
- Eric L. Oliver: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF), personal funds (PF); sole voting power 0; shared voting power 6,217,107; sole dispositive power 0; shared dispositive power 6,217,107; aggregate amount beneficially owned 6,217,107 (13.3% of the class); the aggregate amount excludes certain shares
  Comment: Excludes 17,000 Units of Beneficial Interest held by family members of and partnerships for the benefit of the family of Eric L. Oliver. Mr. Oliver disclaims beneficial ownership of any such Units of Beneficial Ownership except to the extent of any pecuniary interest therein.
  
  Percentage based on 46,608,796 Units of Beneficial Interest (as defined below) of the Issuer (as defined below) outstanding as reported in the Issuer's Form 10-Q filed with the SEC on August 13, 2025.

## Item 1. Security and Issuer
Title of class of securities: Units of Beneficial Interest
Name of issuer: Permian Basin Royalty Trust
Address of issuer's principal executive offices: C/O ARGENT TRUST COMPANY, 3838 OAK LAWN AVE., SUITE 1720, DALLAS, Texas (TX), 75219-4518
Comment:
This Amendment No. 2 to the Schedule 13D (this "Amendment No. 2") relates to the units of beneficial interest ("Units") of Permian Basin Royalty Trust (the "Trust") and amends the Schedule 13D filed on October 10, 2025 (as previously amended, the "Original Schedule 13D" and together with this amendment, the "Schedule 13D"). Capitalized terms used and not defined in this Amendment No.2 have the meanings set forth in the Original Schedule 13D.

This Amendment No.2 is being filed by the Reporting Persons to amend Item 4 and Item 7 as follows:

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original Schedule 13D is amended by adding the following:

On October 15, 2025, the Reporting Persons filed a preliminary proxy statement with the Securities and Exchange Commission (the "SEC") with respect to the Special Meeting. Exhibit 3 contains certain excerpts of the preliminary proxy that are incorporated by reference herein.

Given his expertise and qualifications, Mr. Oliver may, if the Proposed Conversion is effected, stand for election to Newco's board of directors.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Original Schedule 13D is amended by adding the following:

(3) Excerpt from Preliminary Proxy Statement, dated October 15, 2025

## Signatures
- SoftVest Advisors, LLC: /s/ Eric Oliver, Eric Oliver/President and Managing Member (10/16/2025)
- SoftVest GP I, LLC: /s/ Eric Oliver, Eric Oliver/President and Managing Member (10/16/2025)
- SoftVest, L.P.: By: SoftVest GP I, LLC its general partner, /s/ Eric Oliver, Eric Oliver/President and Managing Member (10/16/2025)
- Eric L. Oliver: /s/ Eric Oliver, Eric Oliver (10/16/2025)